UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF  1934.

 Commission File Number: 333-184319

808 Renewable Energy Corporation

(Exact name of registrant as specified in its charter)

13888 Harbor Blvd. Ste. 8A, Garden Grove CA 92843
(714) 891 8282

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑This amendment is being filed to amend and withdraw the From 15 originally filed on March 30, 2015 and to supplement the letter dated May 7, 2015, withdrawing the March 30, 2015 filing.

Approximate number of holders of record as of the certification or notice date:  556

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized  person.

Date: June 5, 2015	808 RENEWABLE ENERGY CORPORATION

	By:	/s/ Patrick Carter
	Name:	Patrick Carter
	Title:	Chief Executive Officer, President, Secretary, Treasurer and Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the  signature.

Persons who  respond  to  the  collection  of  information contained in  this  form  are  not  required  to  respond  unless  the  form displays
a   currently  valid  OMB  control number.

SEC2069(02-08)